USA VIDEO INTERACTIVE CORP.

January 9, 2006

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549



FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

RECEIVED
2006 JAN 18 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE



For Investor Relations Contact:
Jon Caserta
(877) 425-8347
usvo@blueskyir.com

FILMMATES HOME VIDEO ENTERTAINMENT SMARTMARKS FILMS FOR INTERNATIONAL DISTRIBUTION

(Old Lyme, CT – January 09, 2006) – **FilmMates Home Video Entertainment** will be using **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF) SmartMark™ anti-piracy technology to protect its films for distribution. FilmMates recently entered into a home video distribution agreement with **Vivendi Universal Visual Entertainment**, a wholly owned subsidiary of Universal Music Group.

American Reunion, *Living Life*, and *Rent Control* are the first three films scheduled for distribution. These three films will be made available for home video in early spring 2006, with distribution scheduled for the U.S., Puerto Rico, and Canada. In addition, FilmMates' *Sherlock a Case of Evil* will be SmartMarked for Internet and home video distribution in Japan.

"Taking appropriate precautions to protect our content is instrumental with so many options of delivery available and the potential problems of piracy rampant," said Jay Malla, Senior Vice President of Distribution and Business Strategy, FilmMates Entertainment. "SmartMarking our films before distribution sends a message our company will monitor how our content is sold and distributed."

"SmartMark technology is making a difference for copyright owners that want to realize profits on films distributed to the domestic and international markets," said Edwin Molina, President of USVO. "It is great to know that we are helping FilmMates and Vivendi Universal retain the value generated as they distribute their content throughout the world."

USVO's SmartMarks™ are invisible, unremovable, forensic "digital watermarks" embedded in every video frame to protect digital video from piracy. SmartMarks work with existing production and distribution technology to protect copyrighted material without requiring new equipment in the distribution or playback environment. Like embedding a forensics team inside video content, SmartMarks give enforcement agencies the proof they need to stop piracy.

The films will be SmartMarked at Lightning Media's facility in Hollywood, California, using USVO's MediaSentinel Workstation. Lightning Media is a post-production company and a Certified SmartMark Anti-Piracy Provider.

82-4556



News Release

October 4, 2005

Rich Media Application and Services Unit Established

Totally Hip Technologies Inc. (TSX-V:THP) is pleased to announce that its services and custom applications business continues to attract considerable attention as the demand for interactive Rich Media solutions increases. Utilizing Totally Hip's proprietary software, enhanced through insights and experience obtained through developing client-specific products and consulting, Totally Hip is providing professional applications and services under contract to a growing client base seeking interactive Rich Media products.

Rich Media is an umbrella expression for content that contains multimedia elements such as audio and/or video, or content that reacts and/or moves when an online visitor clicks on the page or spots on the page where the featured content is embedded. Professional interactive media developers throughout the world have acknowledged Totally Hip's Award Winning LiveStage Professional as the most functional, powerful and cost effective software application for converging more than 200 media formats to create powerful and engaging digital presentations.

Totally Hip's creation of compelling and interactive Rich Media content utilising its proprietary software products delivers a quality viewing experience with improved brand awareness, message comprehension, web site retention and recall by viewers.

A wholly owned subsidiary "Totally Hip Services Inc." has been established to provide these applications and services to accommodate the growing demand for Rich Media applications by the Advertising and Entertainment industries. Totally Hip Services will work with leading advertisers and service providers to collaborate and provide technology applications and expert services in Rich Media delivery.

Targets for Totally Hip's Rich Media application and service operations include content creation, production and delivery of high quality interactive video and digital media integration markets. Professional multimedia developers, communication, media and production companies, educators and educational institutions and developers are all customers for interactive advertising applications and related services. The largest segment of this potential client base is located in North America followed by Europe. The geographical distribution of sales revenues for Totally Hip's products for the period ended June 30, 2005 is USA 71.37%, Canada 17.88%, Europe 7.40%, Australia and New Zealand 1.71%, Asia, Africa, South America 1.64%.

Totally Hip Technologies Inc.

Per: *"DAVID DICAIRE"*

David Dicaire, CEO & President

Symbol: THP-TSX Venture
Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525

82-4556



News Release

October 7, 2005

INVESTOR RELATIONS CONTRACT

Vancouver, B.C. – October 7, 2005 – Totally Hip Technologies Inc. **(TSX:THP)** is pleased to announce that it has entered into an investor relations agreement with Ask Media Inc. of Vancouver, British Columbia. Ask Media Inc. will provide corporate communications services for Totally Hip for an initial term of three months.

Under the terms of the agreement, Ask Media will assist Totally Hip's preparation and dissemination of corporate literature, presentation materials and reporting information, and serve as corporate information liaison between Totally Hip and its software users and developers, shareholders, investors, broker dealers, industry contacts and media. Ask Media will also be assisting with developing product and corporate awareness programs focusing on utilizing Totally Hip's existing newsletter and its extensive worldwide product and developer contacts generated through interest in its award winning software.

Totally Hip will pay a monthly remuneration of $4,500 to Ask Media Inc. Ask Media Inc.'s principal, Abby Petterson, M.A., is experienced in providing corporate communications services for publicly traded companies. Ask Media and its principal do not have an interest, direct or indirect, in Totally Hip's securities or options on its shares.

The agreement is subject to acceptance for filing by the TSX Venture Exchange.

Totally Hip Technologies Inc.

Per: *"David Dicaire"*

David Dicaire, CEO & President

Symbol: THP-TSX Venture Exchange
Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525

82-4556


totally hip

Press Release

Totally Hip Technologies Inc.
TSX-V: THP

October 18, 2005

Introducing iROC™ - Rich Media Design and Development

Totally Hip is pleased to announce that it will be delivering its Rich Media applications and services under the brand name "iROC™".

iROC™ - "Interactive, Rich, Overt, Communications" - teams Totally Hip's technical resources with advertising, development and publishing people in the creation of distinct, inspiring online products.

iROC™ combines Totally Hip's award winning proprietary software with recent custom enhancements created for project specific Rich Media solutions to create and fulfil client's interactive requirements. By producing and deploying Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features – advertisers can create an immersive online customer experience for their clients.

The Rich Media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy Rich Media sites with immersive online content that inspires and illustrates for users. iROC™'s interactive Rich Media integrates images, video, virtual tours, animation, audio and interactive features to give online interaction life, to excite, to engage and ignite interest.

With iROC™, Totally Hip continues to build on its proven technology and record of supplying leading edge interactive technology products and solutions to maximize the efficiency and effectiveness of Rich Media campaigns.

For further particulars on iROC™ contact Totally Hip at 604.685.6525 extension #228 or investor@totallyhip.com.

Totally Hip Technologies Inc.

Per: *"David Dicaire"*

David Dicaire, CEO & President

Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525

This release may contain forward-looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner; announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filings with the Securities and Exchange Commission.



News Release

November 2, 2005

iROC™ - Interactive Rich Media Appointment

Vancouver, B.C. – November 2, 2005 – Totally Hip **(TSX: THP)** is pleased to announce that it has appointed Mike Blaney, Vice-President, Interactive Marketing, of Totally Hip Services Inc. iROC™ interactive Rich Media unit.

iROC is Totally Hip's interactive Rich Media application and service provider that teams Totally Hip's technical resources with advertising, development and publishing people to create distinct, inspiring interactive Rich Media campaigns and products.

Totally Hip's award winning LiveStage Professional software with custom Rich Media enhancements is iROC's backbone for the fulfillment of interactive online advertising requirements. iROC™ will produce and deploy interactive Rich Media experiences – interfaces that integrate images, animation, video, audio, 3D and virtual tours with interactive features – creating custom immersive online experiences for iROC clients.

"What we have innovated is the possibility of synchronizing video with user interactions" Mike Blaney states. "Advertisers and ad agency make their decisions to execute interactive Rich Media campaigns based on the feasibility of creating and successfully deploying them. The outcome is almost strictly technology dictated. iROC has the technology, people and creative juices to eliminate any uncertainty for our clients."

Totally Hip Technologies Inc.

Per: *"David Dicaire"*

David Dicaire, CEO & President

Symbol: THP-TSX Venture Exchange
Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525 ext#228

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

This release may contain forward–looking statements that involve risks and uncertainties. Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will" and similar expressions are intended to identify forward-looking statements. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are Totally Hip's ability to develop, complete, introduce, market, distribute and gain market acceptance for its products and technologies in a timely manner, announcements of technological innovations, new products or product enhancements by Totally Hip or its competitors; general market conditions; and other factors that may impact the Company or its business opportunities including factors detailed in Totally Hip's filing with the Securities and Exchange Commission.

82-4536



News Release

January 11, 2006

PRIVATE PLACEMENT COMPLETED

Vancouver, B.C. – January 11, 2006 – Totally Hip Technologies Inc. **(TSX:THP)** is pleased to announce that, further to its news release of August 12, 2005, it has completed its private placement as to 2,222,222 units at $0.18 per unit to provide $400,000 in working capital for the Company. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.21 per share. The units are restricted from trading until February 5, 2006.

Totally Hip Technologies Inc.

Per: *"David Dicaire"*

David Dicaire, CEO & President

Symbol: THP-TSX Venture Exchange
Email: investor@totallyhip.com
www.totallyhip.com
Tel: 604.685.6525



News Release

January 11, 2006

LIVESTAGE PROFESSIONAL SOFTWARE

Vancouver, B.C. – January 11, 2006 – Totally Hip **(TSX: THP)** is pleased to announce the release of LiveStage Professional 4.6.5 - an enhanced version of its award-winning LiveStage Professional software for producing cutting edge technology in the development and delivery of compelling interactive QuickTime content. There are dozens of new upgrades that improve workflow and ease and also two new major authoring features in the latest release - the ability to author for Totally Hip's Audio Visualization component and the ability to author for Totally Hip's QScript Extension Essentials (QSXE version 3) QuickTime component.

The Audio Visual authoring component is the first of its kind providing fully customizable visualization of audio data for real time analysis. Originally developed for Cornell University's Lab of Ornithology by Totally Hip's award winning programmers, the Audio Visualization component is currently being used within Cornell's animal behaviour archive, the largest archive of animal sounds in the world.

The QScript Extension Essentials (QSXE version 3) QuickTime authoring component modifications allow a new level of control and interactivity to virtual reality (VR) enabled Rich Media presentations.

Professional interactive media developers throughout the world have acknowledged LiveStage Professional as the most functional, powerful and cost effective software application for converging more than 200 different media formats, including DVD quality video and audio to create powerful and engaging Rich Media presentations.

LiveStage Professional 4.6.5 is a free upgrade for existing users of LiveStage Professional 4.5. This update is available now via the Totally Hip website (http://www.totallyhip.com). Registered owners of LiveStage Professional 4.0 will be able to upgrade to version 4.6.5 for $199.95, or purchase an upgrade with the Hip Pac service and support bundle for $325.00 that includes two hours of telephone support. New users can purchase LiveStage Professional 4.6.5 for $449.95. Educational pricing is available upon request.

Totally Hip Technologies Inc.

Per: *"David Dicaire"*
David Dicaire, CEO & President

Symbol: THP-TSX Venture Exchange
Email: investor@totallyhip.com
Tel: 604.685.6525 ext#228

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 04, 2005

Item 3. **Press Release**

Press Release dated October 04, 2005 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that its services and custom applications business continues to attract considerable attention as the demand for interactive Rich Media solutions increases.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its services and custom applications business continues to attract considerable attention as the demand for interactive Rich Media solutions increases. Utilizing the Issuer's proprietary software, enhanced through insights and experience obtained through developing client-specific products and consulting, the Issuer is providing professional applications and services under contract to a growing client base seeking interactive Rich Media products.

Rich Media is an umbrella expression for content that contains multimedia elements such as audio and/or video, or content that reacts and/or moves when an online visitor clicks on the page or spots on the page where the featured content is embedded. Professional interactive media developers throughout the world have acknowledged the Issuer's Award Winning LiveStage Professional as the most functional, powerful and cost effective software application for converging more than 200 media formats to create powerful and engaging digital presentations.

The Issuer's creation of compelling and interactive Rich Media content utilising its proprietary software products delivers a quality viewing experience with improved brand awareness, message comprehension, web site retention and recall by viewers.

A wholly owned subsidiary "Totally Hip Services Inc." has been established to provide these applications and services to accommodate the growing demand for Rich Media applications by the Advertising and Entertainment industries. The Issuer Services will work with leading advertisers and service providers to collaborate and provide technology applications and expert services in Rich Media delivery.

Targets for the Issuer's Rich Media application and service operations include content creation, production and delivery of high quality interactive video and digital media integration markets. Professional multimedia developers, communication, media and production companies, educators and educational institutions and developers are all customers for interactive advertising applications and related services. The largest segment of this potential client base is located in North America followed by Europe. The geographical distribution of sales revenues for the Issuer's products for the period ended June 30, 2005 is USA 71.37%, Canada 17.88%, Europe 7.40%, Australia and New Zealand 1.71%, Asia, Africa, South America 1.64%.

Item 6. <u>Reliance on Section 7(2) of the National Instrument 51-102</u>

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. <u>Omitted Information</u>

There is no omitted information.

Item 8. <u>Senior Officers</u>

David Dicaire, President – (604) 685-6525.

Item 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of November, 2005.

"David Dicaire"
David Dicaire, President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 07, 2005

Item 3. **Press Release**

Press Release dated October 07, 2005 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has entered into an investor relations agreement with Ask Media Inc. of Vancouver, British Columbia.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has entered into an investor relations agreement with Ask Media Inc. of Vancouver, British Columbia. Ask Media Inc. will provide corporate communications services for the Issuer for an initial term of three months.

Under the terms of the agreement, Ask Media will assist the Issuer's preparation and dissemination of corporate literature, presentation materials and reporting information, and serve as corporate information liaison between the Issuer and its software users and developers, shareholders, investors, broker dealers, industry contacts and media. Ask Media will also be assisting with developing product and corporate awareness programs focusing on utilizing the Issuer's existing newsletter and its extensive worldwide product and developer contacts generated through interest in its award winning software.

The Issuer will pay a monthly remuneration of $4,500 to Ask Media Inc. Ask Media Inc.'s principal, Abby Petterson, M.A., is experienced in providing

corporate communications services for publicly traded companies. Ask Media and its principal do not have an interest, direct or indirect, in the Issuer's securities or options on its shares.

The agreement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 18th day of November, 2005.

"David Dicaire"
David Dicaire, President & CEO

82-4536

RECEIVED
2006 JAN 13 P 12:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Totally Hip Technologies Inc. (the "Issuer")
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

Item 2. Date of Material Change

October 18, 2005

Item 3. Press Release

Press Release dated October 18, 2005 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer is pleased to announce that it will be delivering its Rich Media applications and services under the brand name "iROC™".

Item 5. Full Description of Material Change

The Issuer is proud to announce that it will be delivering its Rich Media applications and services under the brand name "iROC™".

iROC™ - "Interactive, Rich, Overt, Communications" - teams the Issuer's technical resources with advertising, development and publishing people in the creation of distinct, inspiring online products.

iROC™ combines the issuer's award winning proprietary software with recent custom enhancements created for project specific Rich Media solutions to create and fulfil client's interactive requirements. By producing and deploying Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features – advertisers can create an immersive online customer experience for their clients.

The Rich Media revolution is discarding flat, boring websites and empowering businesses to engage their clients and customers as they deploy Rich Media sites

with immersive online content that inspires and illustrates for users. iROC™'s interactive Rich Media integrates images, video, virtual tours, animation, audio and interactive features to give online interaction life, to excite, to engage and ignite interest.

With iROC™, the Issuer continues to build on its proven technology and record of supplying leading edge interactive technology products and solutions to maximize the efficiency and effectiveness of Rich Media campaigns.

For further particulars on iROC™ contact Totally Hip at 604.685.6525 extension #228 or investor@totallyhip.com.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 9th day of November, 2005.

"David Dicaire"
David Dicaire, President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
306 - 1040 Hamilton Street
Vancouver, BC V6B 2R9

Item 2. **Date of Material Change**

November 2, 2005

Item 3. **Press Release**

Press Release dated October 18, 2005 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has appointed Mike Blaney, Vice-President, Interactive Marketing, of Totally Hip Services Inc. iROC™ interactive Rich Media unit.

Item 5. **Full Description of Material Change**

The Issuer is proud to announce that it has appointed Mike Blaney, Vice-President, Interactive Marketing, of Totally Hip Services Inc. iROC™ interactive Rich Media unit.

iROC is the Issuer's interactive Rich Media application and service provider that teams the Issuer's technical resources with advertising, development and publishing people to create distinct, inspiring interactive Rich Media campaigns and products.

The Issuer's award winning LiveStage Professional software with custom Rich Media enhancements is iROC's backbone for the fulfillment of interactive online advertising requirements. iROC™ will produce and deploy interactive Rich Media experiences – interfaces that integrate images, animation, video, audio, 3D and virtual tours with interactive features – creating custom immersive online experiences for iROC clients.

"What we have innovated is the possibility of synchronizing video with user interactions" Mike Blaney states. "Advertisers and ad agency make their decisions to execute interactive Rich Media campaigns based on the feasibility of creating and successfully deploying them. The outcome is almost strictly technology dictated. iROC has the technology, people and creative juices to eliminate any uncertainty for our clients."

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

David Dicaire, President – (604) 685-6525.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 9th day of November, 2005.

"David Dicaire"
David Dicaire, President & CEO

82-4556 (Hintok)



TSX venture
EXCHANGE

September 16, 2005

Beruschi & Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. ("THP")
Private Placement-Non-Brokered – Submission #106300

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 12, 2005:

Number of Shares:	2,222,222 shares
Purchase Price:	$0.18 per share
Warrants:	2,222,222 share purchase warrants to purchase 2,222,222 shares
Warrant Exercise Price:	$0.21 for a two year period
Number of Placees:	6 placees

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Listed Issuer Services
SC/nl
Cc: Totally Hip Technologies Inc.
File: ::ODMA\PCDOCS\DOCP\154473\1